

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 13, 2009

By U.S. Mail and Facsimile

Mr. Arthur F. Trundel
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 401
Rockville, MD 20850

> **Re:** **Argan, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed May 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2008**
> **File No. 001-31756**

Dear Mr. Trundel:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2008

Material Filed with the Securities and Exchange Commission, page 8

1.   In future filings, please use the Commission's updated address pursuant to Item 101(e)(2) of Regulation S-K.

Item 7. Management's Discussion and Analysis, page 24
Earnings before Interest, Taxes, Depreciation......page 33

2.   We note that your disclosure of the non-GAAP measure "EBITDA" appears to
        adjust for items in addition to what the acronym suggests. Additionally, the
        presentation does not appear to comply with Item 10(e) of Regulation S-K since it
        includes stock option compensation expense which appears to be a necessary
        recurring cost of running your business and includes the impairment losses of VLI
        which appears to have been reasonably likely to occur in the current fiscal year.
        Please revise future filings accordingly or provide us a comprehensive
        explanation of how this measure complies with Item 10(e) of Regulation S-K.

Exhibits, page 36

3.   Please file your bylaws on EDGAR as an exhibit to a future filing. We note that
        they were originally filed in paper with your Form S-1 in 1991. As such they
        should not be incorporated by reference as a document on file with the
        Commission for more than five years. Please see Item 10(d) to Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed May 14, 2008

General

4.   In future filings, please disclose whether you have a code of ethics that applies to
        your principal executive officer, principal financial officer, principal accounting
        officer or controller or persons performing similar functions pursuant to Item 406
        of Regulation S-K. We note that you have a code of ethics on file with the
        Commission which has been incorporated by reference as an Exhibit to your
        Form 10-K.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Note 14 – Legal Contingencies, page 14

5.   Based on your current disclosure, it is unclear whether you believe a material loss
        is possible related to each of the lawsuits involved in the Kevin Thomas litigation.
        If a material loss is reasonably possible, provide the additional disclosures
        required by SAB 5:Y and SFAS 5.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

6.   Please expand MD&A in future filings to provide a discussion of the recent
        global economic downturn and its current and expected future impact on your
        operations, financial position and liquidity. This disclosure should provide

detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. Please tell us your intentions with regard to this matter.

Exhibit 31 – Section 302 Certifications

7.   We note that your certifications omit the language in paragraph 4 which refers to internal control over financial reporting as required by Item 601(B)(31) of Regulation S-K. This language became required when you included a report by management on the effectiveness of the company's internal control over financial reporting as disclosed in Item 9A(T) of your Form 10-K for the fiscal year ended January 31, 2008. See Release No. 33-8760: *Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies* for guidance. Please revise all future filings to include the aforementioned language in your certifications.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief